ITEM 77C

DREYFUS LIQUID ASSETS, INC.

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of Dreyfus Liquid Assets, Inc. (the “Fund”) was held on November 16, 2009. Out of a total of 4,996,207,848.747 shares (“Shares”) entitled to vote at the meeting, a total of 2,844,948,046.070 shares were represented at the Meeting, in person or by proxy. The following matter was duly approved by the holders of the Fund’s outstanding Shares as follows:

		Shares

	For	Against	Abstain

1. To approve amending the	2,680,094,305.300	106,291,617.145	58,562,123.625
Fund’s policy regarding
lending